
November 2, 2012

Via E-mail
Robert Rich
President
Sagetree Acquisition Corporation
9111 Cross Park Drive
Suite D200
Knoxville, Tennessee 37923

> **Re: Sagetree Acquisition Corporation**
> **Form 10**
> **Amendment No. 1 filed August 1, 2012**
> **File No. 000-54722**

Dear Mr. Rich:

We have reviewed your response dated October 5, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. The representations you provided are signed on behalf of the registrant by an individual you say is no longer affiliated with you. Please provided representations signed on your behalf by a current affiliate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

Robert Rich
Sagetree Acquisition Corporation
November 2, 2012
Page 2

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at 202-551-3778 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail) Lee W. Cassidy